RECEIVED

2007 MAY -2 A 6:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

07023112

SUPPL

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	ITC Limited
Date of reporting :	31st March, 2007
Name of Stock Exchanges where shares of reporting company are listed. NATIONAL STOCK EXCHANGE, BOMBAY STOCK EXCHANGE AND CALCUTTA STOCK EXCHANGE.	

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

dlw 5/2

(I) **Information about persons holding more than 15% shares or voting rights**						
Names of persons holding more than 15% shares or voting rights	Details of Shareholding / Voting rights (in Number and %) of persons mentioned at (I) as informed under regulation 8(1) to target company					
Names	As on March 31, 2007 (Current year)	As on March 31, 2006 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes, if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd. (TMI)	99,27,82,440 (26.39%)	99,27,82,440 (26.44%)	- (-0.05%) *	–	–	–
TOTAL (I)	**99,27,82,440 (26.39%)**	**99,27,82,440 (26.44%)**	**- (-0.05%) ***	–	–	–

(II) **Information about promoter(s) or every person having control over a company and also persons acting in concert with him** NOT APPLICABLE						
Name of promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting rights (in Number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)					
Names	NOT APPLICABLE					
	As on March 31, 2007 (Current year)	As on March 31, 2006 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
TOTAL (II)	**NIL**	**NIL**	**NIL**	–	–	–

GRAND TOTAL (I+II)	**99,27,82,440 (26.39%)**	**99,27,82,440 (26.44%)**	**- (-0.05%) ***	–	–	–

* The change in shareholding of TMI in the Company, in % terms, from 26.44% to 26.39%, was consequent upon issue and allotment of shares from time to time under the Company's Employee Stock Option Scheme.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Place : Kolkata
Date : 26th April, 2007

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

23rd April, 2007

SUPPL

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that the Company will be publishing its Audited Financial Results within a period of three months from the close of the financial year ended 31st March, 2007, and accordingly will not be publishing/furnishing the Unaudited Financial Results for the fourth quarter ended 31st March, 2007.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

RECEIVED

2007 MAY -2 A 7:14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

25th April, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Secretarial Audit Report for the quarter ended 31st March, 2007

In terms of the requirement under Circular No.D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 19th April, 2007, for the quarter ended 31st March, 2007, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J.C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail: *vinod@vinodkothari.com*

SECRETARIAL AUDIT REPORT UNDER REGULATION 55A OF SECURITIES AND EXCHANGE BOARD OF INDIA (DEPOSITORIES AND PARTICIPANTS) REGULATIONS 1996

1.	For Quarter Ended	: 31st March. 2007
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Association Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital (as on 31st March, 2007)	376,22,22,780	100.00
11.	Listed Capital (Exchange-wise) *(as per Company records)*	376,06,80,315 (NSE) 376,22,22,780 (BSE)* 376,22,22,780 (CSE)**	99.96 (NSE) 100.00 (BSE) 100.00 (CSE)
12.	Held in dematerialised form in CDSL	3,29,00,792	0.87
13.	Held in dematerialised form in NSDL	237,80,63,272	63.21
14.	Physical	135,12,58,716	35.92

* See point 16(ii).
** See note below point 17.

Vinod Kothari & Company Secretaries

Company Secretaries
1012 Krishna, 224 A J.C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail: *vinod@vinodkothari.com*

15. Total No. of shares (12+13+14) : 3,76,22,22,780 shares.

16. Reasons for difference if any, between (10 & 11), (11 & 15) : (i) 22,740 Ordinary Shares of Re. 1/- each (2,274 Ordinary Shares of Rs. 10/- each originally) issued and allotted in the physical form upon amalgamation of erstwhile ITC Hotels Limited with the Company have not been listed on NSE as these shares are subject matter of legal disputes, etc.

(ii) 15,19,725 Bonus Shares of Re. 1/- each issued and allotted by the Company in the physical form have not been listed on NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc. BSE has listed these shares subsequent to 31st March 2007.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
Allotment of shares under the Company's Employee Stock Option Scheme	20,56,860	Applied	NSE BSE CSE*	Yes	Yes	None

* Out of 20,56,860 shares, 12,95,580 shares, which were allotted on 20th March 2007, were listed by CSE subsequent to 31st March 2007.

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

Vinod Kothari & Co
Company Secretaries

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail: *vinod@vinodkothari.com*

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay	: Nil
22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose* 2288-7043(D), 2288 6426/0034 2288-2358 (Fax) ** Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*
23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS	: M/s Vinod Kothari & Company Company Secretaries 1012 Krishna Building 224 A J C Bose Road Kolkata – 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	:In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP NO. 1391

Place : Kolkata
Date : 19/04 2007

END